
07003622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 2910
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Faggen (310) 300-0830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG FAGGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TP SECURITIES, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


BENKAI H. BOUEY
Comm. #1519394
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires October 15, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

TP Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2006

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

Member
TP Securities, LLC

I have audited the accompanying statement of financial condition of TP Securities LLC (the Company) as of December 31, 2006, and the related statements of income (loss), changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TP Securities, LLC as of December 31, 2006 and the results of its operations, member's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
February 9, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

TP Securities, LLC
Statement of Financial Condistion
December 31, 2006

Assets

Cash	$	7,218
Commissions receivable		42,400
Prepaid expenses		4,713
Total assets	$	54,331

Liabilities and Member's Capital

Liabilities

Commissions payable	$	21,200
Accrued expenses		800
Due to affiliate		7,050
Total liabilites		29,050
Member's capital		25,281
Total liabilities and member's capital	$	54,331

The accompanying notes are an integral part of these financial statements.

TP Securities, LLC
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Commissions and fees	$ 42,400
Total revenue	42,400
Direct Costs	
Commission expense	21,200
Gross Profit	21,200
Operating Expenses	
Licenses and permits	13,046
Professional fees	3,773
Rent	6,800
All other expenses	1,000
Total operating expenses	24,619
Net income (loss) before income tax provision	(3,419)
Income tax provision	800
Net income (loss)	$ (4,219)

The accompanying notes are an integral part of these financial statements.

TP Securities, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2006

		Member's Capital
Balance, December 31, 2005	$	0
Member's contributions		29,500
Net Income (loss)		(4,219)
Balance, December 31, 2006	$	25,281

ıe accompanying notes are an integral part of these financial statements.

TP Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities:		
Net income (loss)	$	(4,219)
Changes in operating assets and liabilities:		
Commissions receivable		(42,400)
Prepaid expenses		(4,713)
Commissions payable		21,200
Accrued expenses		800
Due to affiliate		7,050
Net cash provided by operating activities		(22,282)
Cash Flows for Acquisition Activities:		0
Cash Flows for Investing Activities:		
Capital contribution		29,500
Net increase in cash		7,218
Cash - beginning of the year		0
Cash - December 31, 2006	$	7,218
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	0

See accompanying notes to financial statements

TP Securities, LLC
Notes to Financial Statements
December 31, 2006

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

TP Securities, LLC (Company) on January 6, 2006 was organized Delaware as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC").

The Company's primary business activity is corporate finance and investment banking advisory services. Additionally, the Company can be engaged in the private placement of securities in a primary market on a best efforts basis only.

These financial statements cover the Company's first full year of operations for the year ending December 31, 2006.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a minimum franchise tax and a gross receipts tax in California for limited liability companies.

Rent expense for the year ended December 31, 2006 was $6,800. The Company leases its office space on a month to month agreement.

TP Securities, LLC
Notes to Financial Statements
December 31, 2006

NOTE 2 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2006, the Company recorded the minimum limited liability company income tax of $800.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains its bank account at a financial institution. The account is insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2006, the Company had net capital of $(632) which was ($5,632) in deficit of its required net capital of $5,000; ant the Company's ratio of aggregate indebtedness ($29,050) to net capital was 46 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

NOTE 5 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3.

A computation of reserve requirements is not applicable to TP Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

NOTE 6 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to TP Securities, LCL as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

TP Securities, LLC
Notes to Financial Statements
December 31, 2006

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Triton Pacific Capital Partners, LLC ("TPCP"). The Company and TPCP have common shareholders. Rent and general overhead are allocated between the two companies.

During 2006 the Company paid approximately $6,800 to TPCP as rent and accrued $7,050 in rent and other expenses. Approximately $7,050 was due to TPCP on December 31, 2006.

TP Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2006

Computation of net capital		
Member's capital		$ 25,281
Less: Non-allowable assets:		
Commissions receivable net of liability	$ (21,200)	
Prepaid expenses	(4,713)	(25,913)
Net capital (deficit)		(632)
Computation of net capital requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 1,938	
Minimum dollar net capital required	5,000	
Net Capital required (greater of above)		5,000
Excess (deficit) net capital		$ (5,632)
Computation of aggregate indebtedness		
Total liabilities		$ 29,050
Aggregate indebtedness to net capital		46 to 1

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per unaudited schedlue	$ 168
Adjustments:	
Accrued expenses	(800)
Net capital per audited statements	$ (632)

The accompanying notes are an integral part of these financial statements.

TP Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Member
TP Securities, LLC:

In planning and performing my audit of the financial statements and supplemental schedules of TP Securities, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(1) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Member
TP Securities, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA

Los Angeles, California
February 9, 2006

END